FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 22, 2004

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A

 ISSUE OF US$ 100 MILLION NOTES

Buenos Aires, April 22, 2004 – Petrobras Energía Participaciones S.A. (Buenos Aires: PBE, NYSE:PZE), controlling company with a 98.21% stake in Petrobras Energía S.A. (Buenos Aires: PESA), informs that today, Petrobras Energía S.A. has launched the extension of Series R Notes in the amount of US$100 million, due October 2013, with a 9.375% annual coupon payable  semiannually, with a 9.15 % annual yield for investors. The Notes will be issued on April 30 and the proceeds therefrom will be applied to cancel existing liabilities.

This US$100 million issue is an extension of the series originally issued in October 2003 in the amount of US$ 100 million. Therefore, the amount of Series R Notes outstanding totals US$ 200 million.

This new placement further consolidates the Company’s financial profile through the long-term refinancing of short-term liabilities and reflects its financial capacity and the markets’ confidence in the Company.

THESE MATERIALS ARE NOT AN OFFER FOR SALE OF THE SECURITIES IN THE UNITED STATES.  THE SECURITIES MAY NOT BE SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED.  THE ISSUER OF THE SECURITIES DOES NOT INTEND TO REGISTER ANY PORTION OF THE OFFERING IN THE UNITED STATES OR CONDUCT A PUBLIC OFFERING OF SECURITIES IN THE UNITED STATES.